NO ACT

PE
1-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08041688

Received SEC
MAR 0 3 2008
Washington, DC 20549

March 3, 2008

Leonard Rodriguez
Senior Counsel
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2008

Re: Northeast Utilities
Incoming letter dated January 8, 2008

Dear Mr. Rodriguez:

This is in response to your letter dated January 8, 2008 concerning the shareholder proposal submitted to Northeast Utilities by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Northeast
Utilities System

107 Selden Street, Berlin, CT 06037

Northeast Utilities Service Company
P. O. Box 270
Hartford, CT 06141-0270
Phone: (860) 665-3881
Fax: (860) 665-5504
E-Mail: rodril@nu.com

Leonard Rodriguez*
Senior Counsel

**Admitted in CT and MA*

January 8, 2008

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by John Jennings Crapo

Ladies and Gentlemen:

Northeast Utilities (the "Company") has received a proposal and supporting statement dated April 9, 2007 (the "Crapo Proposal") from John Jennings Crapo (the "Proponent") for inclusion in the proxy materials for the Company's 2008 Annual Meeting of Shareholders (the "2008 Annual Meeting"). A copy of the Crapo Proposal, which is handwritten and, in some places, illegible, is attached hereto as Exhibit A. For your convenience, a good faith transcription is attached hereto as Exhibit B. The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Crapo Proposal from its proxy materials for the 2008 Annual Meeting for the reasons set forth herein.

GENERAL

The 2008 Annual Meeting is scheduled to be held on or about May 13, 2008. The Company intends to file its definitive proxy materials with the Commission on or about March 31, 2008 and to commence mailing of such materials to its shareholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Crapo Proposal; and

2. Six copies of the Crapo Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Crapo Proposal from the Company's proxy materials for the 2008 Annual Meeting.

SUMMARY OF CRAPO PROPOSAL

The Crapo Proposal is handwritten and at times illegible and incoherent with little punctuation. In the Crapo Proposal, the Proponent requests that Northeast Utilities shareholders:

> meet same time as does the IDACORP shareholders meet and they be in electronically in contact with each other each item on proxy ajenda [sic], after it's transacted Northeast Utilities shareholders recess and then the same adgenda [sic] issue at IDACORP then be transmitted into meeting rooms. Same process continue with each item and time be allowed for an exchange of voting hence Northeast Utilities shareholders who are that too of IDACORP then vote at IDACORP by electronic transmission. Of course Northeast Utilities-IDACORP shareholders who are eligible to ballot at Northeast Utilities would do ballot here and from IDACORP same manner.

REASONS FOR EXCLUSION OF CRAPO PROPOSAL

The Company believes that the Crapo Proposal may be properly excluded from its proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(4), Rule 14a-8(i)(6) and Rule 14a-8(i)(7). The Crapo Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite and thus in violation of Rule 14a-9 and pursuant to Rule 14a-8(i)(4) because it relates to a personal interest of the Proponent that is not shared by other shareholders at large. It may also be excluded pursuant to Rule 14a-(i)(6) because the Company would lack the power or authority to implement the proposal if adopted. Finally, the Crapo Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

1. The Company may exclude the Crapo Proposal pursuant to Rule 14a-8(i)(3) as contrary to Rule 14a-9, because it is vague and indefinite, and, if included, would constitute a materially false or misleading statement in the Company's proxy materials.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted a company to exclude a proposal as potentially misleading when it is so inherently vague and indefinite that shareholders voting on it would be unable to ascertain with reasonable certainty what actions the company would take if the proposal was enacted. See NStar (January 5, 2007), Tri-Continental Corporation (March 14, 2000).

In Staff Legal Bulletin No. 14B, the Staff reiterated that it is appropriate to exclude a proposal where the resolution contained in the proposal is

> so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together have the same result. See SLB 14B, September 15, 2004.

The Crapo Proposal is in some parts illegible and in other parts incoherent. It is so vaguely worded and confusing that the Company is unable to determine with any reasonable certainty what action the Proponent is seeking. The specific language in the Crapo Proposal requests that the Company's shareholders:

> meet same time as does the IDACORP shareholders meet and they be in electronically in contact with each other each item on proxy ajenda [sic]), after it's transacted Northeast Utilities shareholders recess and then the same adgenda [sic] issue at IDACORP then be transmitted into meeting rooms. Same process continue with each item and time be allowed for an exchange of voting hence Northeast Utilities shareholders who are that too of IDACORP then vote at IDACORP by electronic transmission. Of course Northeast Utilities-IDACORP shareholders who are eligible to ballot at Northeast Utilities would do ballot here and from IDACORP same manner.

Although one could guess as to at least a portion of what the Proponent is requesting (i.e., to conduct the Company's annual meeting of shareholders at the same time as the annual meeting of shareholders of IDACORP, Inc.), the wording of the Crapo Proposal would make it difficult, if not impossible, for the Company to determine with certainty what it should do to implement the Crapo Proposal if it were approved by the shareholders. Similarly, the Company's shareholders will undoubtedly have difficulty knowing what they are voting to have done. Any action ultimately taken by the Company to implement the Crapo Proposal could be quite different from the type of action envisioned by the shareholders who voted in its favor, and even by the Proponent himself.

While the Crapo Proposal itself is so inherently vague and indefinite as to justify exclusion, the supporting statement accompanying the Crapo Proposal is even more so. It refers to the Proponent's personal situation, including descriptions of other residents at the shelter where he resides, and accounts of confrontations that the Proponent has had with another resident at the shelter. It also describes one event when the Proponent was unable to present a shareholder proposal of his own at an annual meeting of shareholders of one company because he was attending the shareholder meeting of another company.

Taken alone or with the supporting statement, the Crapo Proposal meets the standard for exclusion under Rule 14a-8(i)(3). On numerous occasions, the Staff has permitted the exclusion of shareholder proposals that contained inconsistencies and ambiguities that were similar to those presented by the Crapo Proposal. See, The Procter & Gamble Company (August 8, 2007). The Staff's position in Procter & Gamble is consistent with its position in countless other no-action letters which related to proposals that were inherently vague and indefinite, many of which involved proposals from the same Proponent. See also Bank of America Corporation (February 12, 2007); NStar (January 5, 2007); American International Group, Inc. (March 21, 2002); Puget Energy, Inc. (March 7, 2002); and IDACORP, Inc. (January 9, 2001).

As was the case in each of those letters, when read individually, and especially when read together with the supporting statement, the Crapo Proposal is so inherently vague and indefinite that shareholders voting on it would be unable to ascertain with reasonable certainty what actions the company would take if the proposal was enacted and thus is contrary to Rule 14a-9. Accordingly, the Crapo Proposal and supporting statement may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(3).

<u>2. The Company may exclude the Crapo Proposal under Rule 14a-8(i)(4) because it relates to a personal interest of the Proponent that is not shared by other shareholders at large.</u>

Under Rule 14a-8(i)(4), a proposal is excludable "[i]f the proposal . . . is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large."

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (August 16, 1983). As explained below, the Crapo Proposal is an abuse of the security holder proposal process designed to pursue the Proponent's personal interests without producing any benefit for other shareholders at large.

As noted in section 1 above, the plain language of the Crapo Proposal makes it extremely difficult to determine the Proponent's request. Using the supporting statement in an attempt to discern the purpose of the Crapo Proposal provides little assistance. However, after three paragraphs of completely irrelevant, incomprehensible, and unconnected statements, the Proponent's supporting statement includes the following paragraphs:

> I'd had a shareholder proposal to present at IDACORP but a shareholder proposal I was obliged to present in 2003 in New York City was at a shareholder meeting of an another industry was continued to about the same time as the IDACORP proposal was to be presented at Boise, Idaho.

> The issue is my ability to comply with commission rules AND find someone to present it for me when I couldn't get there.
>
> And my embarrassment at not getting to that meeting. (Emphasis in original)

To the extent that the Crapo Proposal and supporting statement can be understood, it is clear that the Crapo Proposal relates to a personal interest of the Proponent. It appears that the Proponent was "embarrassed" at being unable to attend the IDACORP, Inc. annual shareholder meeting in Boise, Idaho in 2003, at which he was planning to present a proposal (which proposal had been excluded from IDACORP proxy materials pursuant to Rule 14a-8(i) (3), see IDACORP, Inc., June 17, 2002) because he chose to attend a shareholder meeting of a different company in New York City at "about the same time."

The Proponent does not suggest that there are other shareholders of the Company who are also shareholders of IDACORP, Inc. His desire to be able to attend two shareholder meetings at the same time is derived solely from his own interests. He was "embarrassed" by being unable to attend a shareholder meeting at which he had hoped to present a proposal. Thus, the purpose of the Crapo Proposal appears to be to prevent further embarrassment of the Proponent. If the Company were required to comply with the Crapo Proposal, it would be vulnerable to similar proposals from each of its shareholders who own stock in other companies, potentially resulting in innumerable requests for the Company to schedule its annual meeting to coincide with the annual meetings of countless other companies. This type of proposal falls squarely within the category of concerns that are personal to the Proponent and do not serve any general corporate or shareholder interest. See State Street Corporation (January 5, 2007). The Staff has consistently permitted companies to exclude shareholder proposals in instances where there is a relationship between the personal grievance and the corporate action requested in the proposal. See Station Casinos, Inc. (October 15, 1997) and Johnson & Johnson (January 7, 2000). The Company should not be burdened with placing the Crapo Proposal in its proxy materials and its shareholders should not be subjected to trying to discern a corporate purpose of the Crapo Proposal.

The Crapo Proposal is designed solely to further a personal interest of the Proponent, namely enabling him to attend annual shareholder meetings of two companies of which he is a shareholder at the same time, a problem which other shareholders of the Company at large do not share. Accordingly, the Crapo Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(4).

3. The Company may exclude the Crapo Proposal under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal if it were adopted.

Under Rule 14a-8(i)(6), a proposal may be excluded from a company's proxy materials if the company would lack the power or authority to implement the proposal if it were adopted. In addition, the Commission has acknowledged that exclusion of a shareholder proposal may be justified where implementing the proposal "would require intervening actions by independent third parties." See, Exchange Act Release No. 34-40018 (May 21, 1998) at note 20.

It appears that the core of the Crapo proposal would require that the Company conduct its annual meeting in tandem with the annual meeting of IDACORP, Inc., and that "they be in electronically in contact with each other each item on proxy ajenda [sic]), after it's transacted Northeast Utilities shareholders recess and then the same adgenda [sic] issue at IDACORP then be transmitted into meeting rooms." If the Crapo Proposal were adopted, the Company would lack the power or authority to implement it because, if implemented, it would require the Company to direct IDACORP, Inc. in the conduct of its annual meeting, for example, to alternate action on agenda items between the two companies, to be "electronically in contact with each other" and to allow voting to be done "by electronic transmission." The Company lacks the power or authority to dictate to IDACORP, Inc. how to conduct its annual meeting. In addition, if the Crapo Proposal were adopted, implementing the proposal would require intervening actions by an independent third party, namely, IDACORP, Inc.

The Crapo Proposal, if adopted, would require intervening actions by a third party and if the Crapo Proposal were adopted, the Company would lack the power or authority to implement it. Accordingly, the Crapo Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(6).

4. The Company may exclude the Crapo Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to ordinary business operations.

Under Rule 14a-8(i)(7), a proposal may be excluded from a company's proxy materials if it deals with a matter relating to a company's ordinary business operations. One of the policies underlying the ordinary business exclusion is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 May 28, 1998.

The Staff has routinely found that proposals dealing with the date of annual shareholder meetings, the location of shareholder meetings, and matters concerning the conduct of annual shareholders meetings relate to ordinary business matters and accordingly, may be excluded under Rule 14a-8(i)(7). See Bank of America Corporation (Dec. 14, 2006); Verizon Communications, Inc. (January 30, 2001); Exxon Mobil Corporation (March 2, 2005); EMC Corporation (March 7, 2002);

AmSouth Bancorporation (January 15, 2002); The Gillette Company (February 2, 2001); and P G & E Corporation (January 27, 2000)).

The Crapo Proposal appears to seek to require, among other things, that the Company conduct its annual meeting of shareholders at the same date and time as the shareholders meeting of IDACORP, Inc., and that the Company arrange with IDACORP, Inc. to alternate action on agenda items between the two companies, be "electronically in contact with each other" and allow voting to be done "by electronic transmission."

Establishing an appropriate date and time for a company's annual meeting of shareholders involves an assessment of numerous issues, including among other things, the availability of the directors or trustees and executive officers, appropriate management and staff resources to support the meeting on such day or date, the availability of adequate facilities on such day or date at the desired location, and the costs associated with holding the meeting on that day or date at such facilities. The Company's management has a unique and intimate knowledge of the Company's business, and, thus, can make an informed decision as to the appropriate day or date for the Company's annual meeting of shareholders. In addition, a day or date that is convenient for IDACORP may not be convenient for the Company or its shareholders at large. Similarly, the Company's management has the requisite experience and knowledge about the Company to set the order of its agenda. Moreover, the Crapo Proposal, if adopted, would apparently require the Company to negotiate with IDACORP, Inc. as to the date and time of its shareholder meeting, as well as the order of the agenda items because the Crapo Proposal requests "each item on proxy ajenda [sic] after it's transacted Northeast Utilities shareholders recess and then the same adgenda [sic] issue at IDACORP then be transmitted into meeting rooms."

The Crapo Proposal seeks to require, among other things, that the Company's annual meeting of shareholders be held simultaneously with the shareholder meetings of IDACORP, Inc. Matters relating to the conduct of shareholder meetings, including the day, date or location and the order of agenda items, have routinely been found to relate to matters of ordinary business, and clearly do not raise any significant policy concerns. Accordingly, the Crapo Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a -8(i)(7) .

CONCLUSION

For the reasons stated above, it is Northeast Utilities' position that, pursuant to Rules 14a-8(i)(3), 14a-8(i)(4), 14a-8(i)(6) and 14a-8(i)(7), the Company may properly exclude the Crapo Proposal and supporting statement introduced by the Proponent from its proxy statement and form of proxy for the 2008 Annual Meeting of Shareholders of the Company. On behalf of Northeast Utilities, I respectfully request the Staff's confirmation that it will not recommend enforcement action to the Commission if the Crapo Proposal is excluded.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at:

Leonard Rodriguez
Senior Counsel
Northeast Utilities Service Company
107 Selden Street
Berlin CT 06037

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Leonard Rodriguez
Senior Counsel
Northeast Utilities Service Company

cc: Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Exhibit A

J. J. CRAPO, Homeless Northeast Utilities Shareholder, terminated CCNSO CERT SCL WRKR PO BOX 400151 CAMBRIDGE MA 02140-0002
page one (01) of four (04) pages

(1/8)

09 APRIL 2007

VIA Certified MAIL
return receipt requested
NORTHEAST Utilities, (the "Company")
office of Company Secretary
attn please Company Secretary or
successor as Acting Company Secretary
PO Box 270, HARTFORD CT

RE: My Shareholder proposal for me to present at the company Shareholder meeting taking place next following the Calendar Year 2007 ANNUAL Meeting of shareholders meeting as an assembly of shareholders and proxies.

Dear Ms/Mr Secretary / Mstr ASSISTANT SECRETARY

I've been a shareholder long time. I don't plan to sell any of my Northeast Utilities (Company stock) stock until after the adjournment of said shareholder meeting. I plan to present the shareholder proposal. My ownership of shares is above the minimum margin allowing it to comply with commission laws, rules and regulations for introducing a shareholder proposal. I've presented numerous shareholder proposals at publicly held corporations and other companies; all my work with these proposals have been at my own expense

more

RECEIVED
APR 16 2007

J. J. -CRAPO, Homeless etc to Northeast Utilities, etc 09 APR 2007
par two (02) AND at NO expense to the
Pany two (02) and at No expense to the Company
↳ 17 JAN/04 IPP (28)

Shareholder Proposal

It's requested Northeast Utilities shareholders meet same time as does the IDACORP shareholders meet AND they be in electronically in contact with each other each item on proxy ajenda after it's transacted Northeast Utilities shareholders recess and then the same adjenda issue at IDACORP then be transmitted into meeting rooms. Same process continue with each item and time be allowed for an exchange of voting hence Northeast Utility shareholders who are that too of IDACORP then vote at IDACORP by electronic transmission, of course Northeast Utility - IDACORP shareholders who are eligible to ballot at Northeast Utilities would do ballot here & from IDACORP same manner.

Supporting statement

I'M a homeless person IN a shelter Pine Street INN 444 HARRISON Ave Boston which is in the service area of another company of this industry We've 400 (four hundred) homeless, substance abusers, criminal justice, mentally ill, physically disabled and other homeless here. the population swells during serious cold and

More

J. J. CRAPO. Handwritten to North East Utilities
09 April 2007
Page three (03) of four (04) pp

(318)

Other urgent situations

I thought of this tenth (10th) April 2007 - a confrontive man wouldn't permit me to use the no (01) cloth which would accommodate me AND my heavy loads. Recently he was threatening to be accusing me of being the spreader of lice, fleas & other vermin critically my blue bag bought at USPO. I said it gets wet on floors of showers and from leaky antsy diashea patients which leak on to fabric and I'D been out in rain and fallen on weak ice & got wet that way too. Man was confrontive and I said the annoyance undermines my morale and enthusiasm to continue with the appeal of the termination of my professional license as social worker. I told him this offends me and gives me melancholia.

April tenth (10th) 2007 this afternoon too a familiar appearing person jabbed out with his fingers at my shoulder bag which I had on my load which has in it my log & divers other records. I said I sat in back of the things so I could keep my heavy loads IN my full view for obvious reasons for they provoked I AM

I'D had a shareholder proposal to present AT IDACORP but a shareholder

J.J. CRAPO Hawaiian to Northeast Utilities
09 April 2007

(4) (8)

page four(04) of four(04)ph
proposal I was obliged to present in 2003 in New York City was at a shareholder meeting of an area industry was continued to about the same time as the IDACORP proposal was to be presented at BOISE IDAHO.

The issue is my ability to comply with commission rules AND find someone to present it for me when I couldn't get there.

AND MY embarassment at Not getting TO that meeting

end of supporting statement

Sincerely & Strictly

Since I write I enclose complete copy my ballot for this year's stock holder meeting of Northeast Utilities a copy this shareholder proposal & it's accompanying commented ballot I send to the commission via certified mail return receipt requested & I enclose copy of my letter transmittal to said commission.

Sincerely strictly
Jim Jennings Crapo

JJC/JJC

C.C. with enclosures: Company Assistant Secretary
Securities and Exchange Commission The Division
of Corporation Finance Director or Successor to its Actions
Division Director

J. J. CRAPO. Homeless Northeast Utilities Shareholder, Terminated LCNBD CERTIFIED SCL WRKR (5)(8)
PO Box 400151
CAMBRIDGE MA 02140-0002
09 April 2007

VIA Certified MAIL
Return receipt requested ("CMRRR")
NORTHEAST UTILITIES the ("Company")
Office of COMPANY Secretary
ATTN please
said Secretary or successor as Acting
Company Secretary
PO Box 270 HARTFORD CT 06141-0270

RE: My Shareholder proposal for me to present at the company's next meeting of Northeast Utilities next following the Calendar 2007

Dear MSTR Secretary -

Enclosed I call to your attention copy my shareholder proposal letter, supporting statement & exhibit which I've sent via CMRRR to your company ASSISTANT Secretary + courtesy copy to Hon Commission's DIVISION of Corporation FINANCE

courtesy copy this letter of transmittal too I send to said Commission.

I'M carrying a heavy Load AND I've medical troubles

Sincerely, briefly & hastily

J. J. Crapo.

John Jennings Crapo
Homeless Senior Citizen
terminated LCSW
PO Box 400151
CAMBRIDGE MA 02140-0002

68

09 April 2007

Via Certified
mail return receipt requested
Security and Exchange Commission
Division of Corporation Finance
Chief Counsel MR DAVID LYNN
450 5th St NW
Washington DC 20549-0213

RE: My Shareholder proposal to Northeast Utilities, and exhibit copy I enclose which I call to your attention.

Dear Mister Counsel to Division

please find the copy of my shareholder proposal & accompanying exhibit on file there.

copy this letter of transmittal to office of Secretary Northeast Utilities via Certified mail, return receipt requested.

Sincerely, briefly.

J N Jennings Crapo

c.c. Assistant Secretary Northeast Utilities
via certified mail
return receipt requested

JJC/jjc

Northeast Utilities

YOUR VOTE IS IMPORTANT
VOTE BY INTERNET / TELEPHONE
24 HOURS A DAY, 7 DAYS A WEEK

Internet and telephone voting is available through 7:00 AM EST the day prior to the annual meeting day.
Your Internet or Telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY INTERNET		VOTE BY TELEPHONE		VOTE BY MAIL
https://www.proxypush.com/nu		**1-866-362-6716**		
• Go to the website address listed above. • **Have your proxy card ready.** • Follow the simple instructions that appear on your computer screen.	OR	• Use any touch-tone telephone. • **Have your proxy card ready.** • Follow the simple recorded instructions.	OR	• Mark, sign and date your proxy card. • Detach your proxy card. • Return your proxy card in the postage prepaid envelope provided.

If you vote your proxy by Internet or by telephone, please do NOT mail back your proxy card

ELECTRONIC DELIVERY FOR FUTURE ANNUAL MEETING MATERIALS NOW AVAILABLE

You can now receive your Annual Report and Proxy Statement electronically over the Internet instead of receiving those documents in print. Participation is completely voluntary. You may revoke your consent at any time.

To give your consent for electronic delivery in future years, please register on-line at www.proxyconsent.com/nu.

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

[redacted]

P

▼ DETACH PROXY CARD HERE ▼

(Unless you vote by Internet or phone, please sign, date and return this proxy in the enclosed postage prepaid envelope.)

☒ **Votes must be indicated (x) in Black or Blue ink.**

78 (circled, handwritten)

594

The Board of Trustees recommends a vote FOR proposals 1, 2 and 3.

1. Election of Trustees as provided in the Company's Proxy Statement.

FOR ALL nominees listed ☐ WITHHOLD AUTHORITY to vote for all nominees listed ■ FOR ALL EXCEPT AS MARKED ☐

To vote for all nominees, mark the "FOR" box. To withhold voting on all nominees, mark the "WITHHELD AUTHORITY" box. To withhold voting for a particular nominee(s), mark the "FOR ALL EXCEPT AS MARKED" box and strike a line through the name of the nominee(s) in the list provided.

Nominees: 01 Richard H. Booth, 02 Cotton Mather Cleveland, 03 Sanford Cloud, Jr., 04 James F. Cordes, 05 E. Gail de Planque, 06 John G. Graham, 07 Elizabeth T. Kennan, 08 Kenneth R. Leibler 09 Robert E. Patricelli, 10 Charles W. Shivery, and 11 John F. Swope.

	FOR	AGAINST	ABSTAIN
2. To ratify the selection of Deloitte & Touche LLP as our independent auditors for 2007.	☐	☐	■
3. To approve the adoption of the Northeast Utilities Incentive Plan, as amended and restated.	☐	☐	■

To change your address, please mark this box. ☐

0000231084
JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

8288 2007 550133151

04 April 2007

The undersigned hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitations hereof, said proxies are authorized to vote in accordance with their best judgment.

9/9/2007 [signature] PRO SE

Date — Co-Owner sign here — Co-Owner sign here

Note ... additional words ...

IMPORTANT: Unless voting electronically or by telephone, this proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing as a fiduciary should so indicate. If shares are held by joint tenants or as community property, both must sign.

PROXY **PROXY**

NORTHEAST UTILITIES

Proxy for Annual Meeting of Shareholders - May 8, 2007 (8/8)

The undersigned appoints CHARLES W. SHIVERY and ELIZABETH T. KENNAN, and each of them, proxies of the undersigned, with full power of substitution, to act for and to vote all common shares of Northeast Utilities that the undersigned would be entitled to cast if personally present at the 2007 Annual Meeting of Shareholders of Northeast Utilities to be held on May 8, 2007, and any postponement or adjournment thereof, upon the matters indicated below.

This proxy, when properly executed, will be voted as directed, or if no contrary direction is indicated, will be voted FOR Proposals 1, 2 and 3. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting or any postponement or adjournment thereof. IF approved by the DIV OF Corporation Finance of the Securities AND Exchange Commission !!!

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES

(Continued and to be dated and signed on the reverse side.)

For registered holders only (not NUSCO 401K plan participants):

To include any comments, please mark this box and provide your comments below. ☐

IRRELEVANT!!!

NORTHEAST UTILITIES
P.O. BOX 11236
NEW YORK, N.Y. 10203-0236

J.J. CRAPO, Homeless
STOCKHOLDER, Pro Se
PO Box 400151
CAMBRIDGE MA
02140-0002

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS,

CERTIFIED MAIL™

7006 2760 0000 4019 3559

UNITED STATES POSTAL SERVICE

0000

06141

U.S. POSTAGE
PAID
BOSTON, MA
02112
APR 12 '07
AMOUNT
$4.88
00048098-15

RETURN RECEIPT
REQUESTED

RETURN RECEIPT AS REQUESTED
NORTHEAST UTILITIES ASSISTANT SECRETARY
O. KAY COMENOUL OR IN his ~~afem~~ ABSENCE COMPANY
SECRETARY
PO BOX 276
HARTFORD CT 06141-0270

RETURN RECEIPT
REQUESTED

Exhibit B

J.J. Crapo
Homeless Northeast Utilities Shareholder,
terminated LCNSD Cert. Scl. Wrkr.
P.O. Box 400151
Cambridge, MA 02140-0002
 April 09, 2007

Via Certified Mail
return receipt requested
Northeast Utilities (the "Company")
office of Company Secretary
Attn: please Company Secretary or successor
as acting Company Secretary
P.O. Box 270
Hartford, CT

Re: My shareholder proposal for me to present at the company shareholder meeting taking place next following the calendar year 2007 Annual Meeting of Shareholders meeting as assembly of shareholders and proxies

Dear Ms/Mr Secretary/Mstr Assistant Secretary

I've been a shareholder long time. I don't plan to sell any of my Northeast Utilities' (company stock) stock until after the adjournment of said shareholder meeting. I plan to present the shareholder proposal. My ownership of shares is above the minimum margin allowing it to combly (sic) with commission lawes (sic), rules and regulations for introduction of a shareholder proposal. I've presented numerous shareholder proposals at publicly held corporations and other companies all my work with the proposal have been at my own expense and at no expense to the companies.

Shareholder Proposal

It's requested Northeast Utilities shareholders meet same time as does the IDACORP shareholders meet and they be in electronically in contact with each other each item on proxy ajenda (sic) after it's transacted Northeast Utilities shareholders recess and then the same adgenda (sic) issue at IDACORP then be transmitted into meeting rooms. Same process continue with each item and time be allowed for an exchange of voting hence Northeast Utilities shareholders who are that too of IDACORP then vote at IDACORP by electronic transmission. Of course Northeast Utilities-IDACORP shareholders who are eligible to ballot at Northeast Utilities would do ballot here and from IDACORP same manner.

Supporting Statement

I'm a homeless person in a shelter Pine Street Inn, 444 Harrison Ave., Boston which is in the service area of another company of this industry. We've 400 (four hundred) homeless, substance abusers, criminal justice, mentally ill, physically disabled and other homeless here. The population swells during serious cold and other urgent situations.

I thought of this tenth (10th) April 2007 – a confrontive (sic) man wouldn't permit me to use the one (01) closet which would accommodate me and my heavy loads. Recently he was threatening to me accusing me of being the spreader of lice, fleas and other vermin critically(?) my blue bags bought at USPO. I said it gets wet on the floor of shower and from leaky anti diarrhea (?) patients which leak onto fabric and I'd been out in rain and fallen on weak ice and got wet that way too. Man was confrontive (sic) and said the annoyance undermines my morale and enthusiasm to continue with the appeal of the termination of my professional license as social worker. I told him this offends me and give me melancholia.

This afternoon of April tenth (10th) 2007 too a familiar appearing person jabbed out with his finger at my shoulder bag which I had on my load which has in it my log and diverse other records. I said I sat in back of the thing so I could keep my heavy loads in my full view for obvious reasons for the provoked I am.

I'd had a shareholder proposal to present at IDACORP but a shareholder proposal I was obliged to present in 2003 in New York City was at a shareholder meeting of an another industry was continued to about the same time as the IDACORP proposal was to be presented at Boise, Idaho.

The issue is my ability to comply with commission rules and find someone to present it for me when I couldn't get there.

And my embarrassment at not getting to that meeting.

End of supporting statement.

Sincerely and briefly

Since I wrote I enclose complete (only my ballot for this year's shareholder meeting of Northeast Utilities) a copy this shareholder proposal and it's accompanying connected ballot I send to the commission via certified mail, return receipt requested and I enclose copy of my letter transmittal to said commission.

Sincerely and briefly,

Jim Jennings Crapo

JJC/JJC

cc: With enclosures: Company Assistant Secretary, Securities and Exchange Commission, The Division of Corporation Finance Director or Successor as Acting Division Director

J.J. Crapo
Homeless Northeast Utilities Shareholder,
terminated LCNSD Cert. Scl. Wrkr.
P.O. Box 400151
Cambridge, MA 02140-0002
Page one (01) of four (04) parts April 09, 2007

Via Certified Mail, Return Receipt Requested ("CMRRR")
Northeast Utilities (the "Company")
office of Company Secretary
Attn: please Said Secretary or successor
as acting Company Secretary
P.O. Box 270
Hartford, CT 06141-0270

Re: My Shareholder proposal for me to present at the Company's next meeting of Northeast Utilities, next following the calendar 2007

Dear Mstr Secretary:

Enclosed I call your attention copy my shareholder proposal letter, supporting statement and exhibit which I've sent via CMRRR to your company assistant secretary and courtesy copy to Hon. Commission's Division of Corporation Finance. Courtesy copy this letter of transmittal too I sent to said Commission.

I'm carrying a heavy load and I've medical troubles.

Sincerely, briefly and hastily,

J.J. Crapo

J.J. Crapo
Homeless Northeast Utilities Shareholder,
terminated LCNSD Cert. Scl. Wrkr.
P.O. Box 400151
Cambridge, MA 02140-0002

April 09, 2007

Via certified mail, return receipt requested
Securities and Exchange Commission
Division of Corporation Finance
Chief Counsel Mr. David Lynn
450 5th Str. NW
Washington, D.C. 20549-0213

Re: My Shareholder proposal to Northeast Utilities, and exhibit copy I enclose which I call to your attention

Dear Mstr Counsel to Division:

Please put the copy of my shareholder proposal and accompanying exhibit on file there, copy this letter of transmittal to office of secretary of Northeast Utilities via certified mail, return receipt requested.

Sincerely, briefly,

Jim Jennings Crapo

cc: Assistant Secretary Northeast Utilities
via certified mail, return receipt requested

JJC/JJC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northeast Utilities
Incoming letter dated January 8, 2008

The proposal relates to shareholder meetings.

There appears to be some basis for your view that Northeast Utilities may exclude the proposal under rule 14a-8(i)(7), as relating to Northeast Utilities' ordinary business operations (i.e., the date of shareholder meetings). Accordingly, we will not recommend enforcement action to the Commission if Northeast Utilities omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Northeast Utilities relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END